

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 12, 2023

Jian Tang
Chief Executive Officer
iClick Interactive Asia Group Ltd
Prosperity Millennia Plaza, 663 King's Road, Quarry Bay
Hong Kong S.A.R.
People's Republic of China

> **Re: iClick Interactive Asia Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-38313**

Dear Jian Tang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Disclosure Review Program

cc:     Shuang Zhao